    45 Fremont Street, 12th Floor
    San Francisco, CA 94105
    Tel: 415 738-4100
    Fax: 415 738-4141
    www.digitalisland.net

May 21, 2001

Dear Stockholder:

    We are pleased to inform you that, on May 14, 2001, Digital Island entered into an Agreement and Plan of Merger with Cable and Wireless, plc, a public limited company organized under the laws of England, and Dali Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cable and Wireless, providing for the acquisition of Digital Island. Dali Acquisition Corp. has commenced a tender offer under the agreement to purchase all of the outstanding shares of Digital Island's common stock for $3.40 per share, net to the seller, in cash. The tender offer is conditioned upon, among other things, at least a majority of Digital Island's shares being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger in which each share of Digital Island's common stock not purchased in the tender offer will be converted into the right to receive $3.40 per share in cash.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND MERGER ARE ADVISABLE, AND IN THE BEST INTERESTS OF DIGITAL ISLAND AND ITS STOCKHOLDERS, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (3) RECOMMENDED THAT DIGITAL ISLAND'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF DIGITAL ISLAND COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Credit Suisse First Boston Corporation, that, based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of shares of our common stock, pursuant to the tender offer and the merger, is fair from a financial point of view to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Credit Suisse First Boston in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Also enclosed are the Offer to Purchase by Dali Acquisition Corp., dated May 21, 2001, and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Ruann F. Ernst Chief Executive Officer and President